Exhibit 99.3

EuroZinc Mining Corporation

THIRD QUARTER REPORT

For the three and nine months ended September 30, 2006

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

•

Consolidated Balance Sheets

•

Consolidated Statements of Operations

•

Consolidated Statements of Shareholders’ Equity

•

Consolidated Statements of Cash Flows

•

Notes to Consolidated Financial Statements

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EUROZINC MINING CORPORATION
Consolidated Balance Sheets
(Unaudited - in thousands of US dollars)
	September 30	December 31
	2006	2005

ASSETS
Current
Cash and cash equivalents	$ 195,344	$ 27,597
Restricted investments (Note 2)	12,224	-
Accounts receivable	60,669	66,027
Inventories	13,957	8,517
Prepaid expenses	4,666	3,036
	286,860	105,177
Reclamation fund	23,022	19,829
Property, plant and equipment (Note 3)	330,360	301,380
Future income tax asset	23,666	20,500
Deferred financing and other assets	2,497	1,705
Total Assets	$ 666,405	$ 448,591

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 57,644	$ 47,723
Taxes payable	31,285	21,978
Current portion of long-term liabilities (Notes 4 and 5)	15,878	11,225
	104,807	80,926
Long-term debt (Note 4)	41,079	38,910
Net derivative instruments liability (Note 5)	35,246	26,782
Aljustrel production liabilities (Note 4 (d))	-	11,997
Asset retirement and other mine closure obligations (Note 7)	66,107	58,946
Total Liabilities	247,239	217,561

SHAREHOLDERS' EQUITY
Share capital (Note 6 (a))	168,015	150,783
Options and warrants (Note 6 (b))	2,547	4,485
Currency translation adjustment	12,751	(7,025)
Retained earnings	235,853	82,787
Total Shareholders' Equity	419,166	231,030

Total Liabilities and Shareholders' Equity	$ 666,405	$ 448,591

Commitment (Note 11)
Subsequent Event (Note 12)

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Operations
(Unaudited, in thousands of US dollars, except for per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Revenues	$ 133,092	$ 83,707	$ 390,490	$ 217,392
Cost of sales	26,038	25,766	75,491	79,983
Royalties	5,384	3,125	15,095	6,005
Accretion of asset retirement obligations	711	749	2,134	2,248
Depreciation, depletion and amortization	6,907	7,142	20,202	17,546
Operating profit	94,052	46,925	277,568	111,610

Expenses (income)
General and administration	2,640	3,178	6,945	6,473
Exploration and business development	1,015	14	2,468	158
Interest and other, net (Note 8)	(1,898)	2,475	5,812	5,701
Gain on settlement of production liabilities (Note 4 (d))	-	-	(8,541)	(1,580)
Realized loss on derivative instruments	23,315	8,495	66,129	20,001
Unrealized loss (reversal) of derivative instruments	(13,875)	(1,734)	10,854	(205)
	11,197	12,428	83,667	30,548

Earnings before income taxes	82,855	34,497	193,901	81,062
Current income tax expense	15,166	8,216	42,558	18,003
Future income tax expense (recovery)	3,688	984	(1,723)	2,523
Net earnings for the period	$ 64,001	$ 25,297	$ 153,066	$ 60,536

Earning per share - basic - CDN	$ 0.13	$ 0.06	$ 0.31	$ 0.14
Earning per share - basic - US	$ 0.11	$ 0.05	$ 0.28	$ 0.12

Earning per share - diluted - CDN	$ 0.13	$ 0.06	$ 0.31	$ 0.14
Earning per share - diluted - US	$ 0.11	$ 0.05	$ 0.27	$ 0.11

Weighted average number of shares - basic	561,541	532,586	553,652	520,177
Weighted average number of shares - diluted	568,150	541,976	559,497	529,567
See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Shareholders' Equity
As at September 30, 2006
(Unaudited - in thousands of US dollars and shares in thousands)

			Options	Currency
	Common Shares		and	Translation	Retained
	Shares	Amount	Warrants	Adjustment	Earnings	Total
Balance, December 31, 2004	479,536	$ 128,386	$ 4,114	$ 10,296	$ (5,550)	$ 137,246
Issued on exercise of stock options	4,492	2,120	(951)	-	-	1,169
Issued on exercise of warrants	53,576	20,277	-	-	-	20,277
Stock based compensation	-	-	1,322	-	-	1,322
Effect of foreign currency translation	-	-	-	(17,321)	-	(17,321)
Net earnings for the year	-	-	-	-	88,337	88,337
Balance, December 31, 2005	537,604	150,783	4,485	(7,025)	82,787	231,030
Issued on exercise of stock options	12,228	8,307	(1,933)	-	-	6,374
Issued on exercise of warrants	12,964	8,925	(1,698)	-	-	7,227
Stock based compensation	-	-	1,693	-	-	1,693
Effect of foreign currency translation	-	-	-	19,776	-	19,776
Net earnings for the period	-	-	-	-	153,066	153,066
Balance, September 30, 2006	562,796	$ 168,015	$ 2,547	$ 12,751	$ 235,853	$ 419,166

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - in thousands of US dollars)
	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Cash flow from (used by) operating activities
Net earnings for the period	$ 64,001	$ 25,297	$ 153,066	$ 60,536
Non-cash items:
Depreciation, depletion and amortization	6,907	7,142	20,202	17,546
Amortization of financing costs	172	1,902	698	4,639
Accretion expense	1,583	1,129	4,876	3,775
Stock based compensation	313	667	1,693	1,102
Future income tax expense (recovery)	3,688	984	(1,723)	2,523
Gain on settlement of production liabilities (Note 4 (d))	-	-	(8,541)	(1,580)
Unrealized loss (reversal) of derivative instruments	(13,875)	(1,734)	10,854	(205)
Unrealized foreign exchange (gain) loss	(2,637)	56	1,556	(1,422)
Other	(159)	-	1,074	-
	59,993	35,443	183,755	86,914
Changes in non-cash working capital items	16,513	(33,898)	19,125	(31,315)
	76,506	1,545	202,880	55,599

Cash flow from (used by) investing activities
Property, plant and equipment expenditures	(11,357)	(6,390)	(29,755)	(19,641)
Reclamation fund	-	-	(1,899)	-
Restricted investments (Note 2)	29,257	(115)	(12,224)	(1,634)
Other deferred costs	(997)	-	(997)	-
Proceeds from sale of assets	-	-	-	287
Purchase of price participation rights	-	-	-	(26,000)
	16,903	(6,505)	(44,875)	(46,988)

Cash flow from (used by) financing activities
Shares issued for cash	1,441	752	13,601	19,543
Financing costs	-	(184)	(380)	(1,507)
Aljustrel production liability payments	-	(40)	-	(722)
Copper put premium payments	(2,446)	(1,036)	(7,336)	(3,108)
Receipt of copper call premiums	6,548	-	6,548	-
Loan proceeds	1,036	3,165	12,897	80,832
Loan repayments	(1,589)	(21,533)	(18,501)	(129,284)
	4,990	(18,876)	6,829	(34,246)

Effect of exchange rate changes on cash and cash equivalents	(346)	621	2,913	2,406
Increase (decrease) in cash and cash equivalents during the period	98,053	(23,215)	167,747	(23,229)
Cash and cash equivalents, beginning of period	97,291	29,231	27,597	29,245
Cash and cash equivalents, end of period	$ 195,344	$ 6,016	$ 195,344	$ 6,016

Interest and income taxes paid
Interest	$ 380	$ 1,195	$ 978	$ 4,470
Income taxes	$ 14,147	$ 3,839	$ 35,367	$ 3,863

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and nine months ended September 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

1.

BASIS OF PRESENTATION

The interim, unaudited consolidated financial statements of EuroZinc Mining Corporation (the “Company”) have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and follow the same accounting policies and methods as disclosed in the Company’s most recent annual consolidated financial statements.  Accordingly, these unaudited consolidated financial statements should be read in conjunction with the Company’s 2005 audited consolidated financial statements.

These interim, unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation.

Certain comparative figures have been reclassified to conform to current presentation.

2.

RESTRICTED INVESTMENTS

As at September 30, 2006, the Company has deposited $12,224,000 (€9,635,000) with one commodity trading house, as security for the mark-to-market exposure on certain derivative instruments that mature monthly during the remainder of 2006.  In addition, the Company has provided letters of credit totaling $25,558,000 (€20,000,000).

The Company has not done any transactions with this institution since October 2005 and all other derivative instrument transactions are on an unsecured and margin-free basis.

3.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	September 30, 2006			December 31, 2005
		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net
Mineral properties
Neves-Corvo	$ 99,256	$ 8,767	$ 90,489	$ 91,723	$ 5,172	$ 86,551
Aljustrel	11,638	-	11,638	11,310	-	11,310
	110,894	8,767	102,127	103,033	5,172	97,861
Plant and equipment
Neves-Corvo	181,936	45,032	136,904	157,294	27,331	129,963
Aljustrel	9,595	432	9,163	7,060	347	6,713
Other	258	134	124	219	102	117
	191,789	45,598	146,191	164,573	27,780	136,793
Development and other
Neves-Corvo	48,278	3,151	45,127	35,863	1,559	34,304
Aljustrel	33,830	-	33,830	30,011	-	30,011
Malhadinha	3,085	-	3,085	2,411	-	2,411
	85,193	3,151	82,042	68,285	1,559	66,726

Total	$ 387,876	$ 57,516	$ 330,360	$ 335,891	$ 34,511	$ 301,380

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and nine months ended September 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

During the nine months ended September 30, 2006 the Company spent $28,363,000 primarily at the Neves-Corvo and Aljustrel mines on capital equipment, mine development and related infrastructure.

In addition, the carrying value of the property, plant and equipment held in Portugal increased approximately $20,819,000 due to the strengthening of the Euro against the US dollar.

4.

LONG-TERM DEBT

Long-term debt consists of:

	September 30	December 31
	2006	2005

Somincor bonds - 2005 to 2009 (a)	$ 34,255	$ 31,973
Capital lease obligations (b)	6,300	7,305
Deferred employee housing sales	30	207
Investment incentive loan (c)	2,487	3,293
Aljustrel debt (d)	2,184	-
Total	45,256	42,778
Less: current portion	(4,177)	(3,868)
	$ 41,079	$ 38,910

a)

On December 17, 2004, the Company’s wholly-owned subsidiary, Somincor, issued 540,000 unsecured bonds with a nominal value of €50 each for a total of €27,000,000, which is equivalent to $34,255,000 (December 31, 2005 - $31,973,000).  The increase in this debt since the beginning of the year resulted entirely from the changes in the US$/€ exchange rates at the end of each reporting period.  These bonds have a five-year term with 100% of the principal repayable at maturity on December 17, 2009 and bear interest at “EURIBOR 6 months” plus 0.875%.  Interest payments are due on June 17 and December 17 of each year;

b)

Capital lease obligations relate to mining and computer equipment and passenger vehicles with three or four year terms and bear interest at between 1.25% to 1.75% above “3 month” and “6 month” EURIBOR;

c)

The European Union (“EU”) established special investment programs to promote the development of some countries within the EU.  The Neves-Corvo mine is located in one of these regions in Portugal which qualified for investment incentives. Between 2001 and 2002 Somincor incurred approximately $20,000,000 of eligible expenditures resulting in a non-refundable grant of $800,000 and an interest-free loan of $4,565,000.  The interest-free loan is repayable in semi-annual installments of $626,000 (€490,000) ending on July 30, 2008; and

d)

The Aljustrel debt of $2,189,000 (€1,725,000) represents the balance owing to the vendor of Aljustrel mine as a result of the renegotiation of the Aljustrel production liabilities of $17,791,000 (€13,868,000) and contingent obligation of $28,188,000 (€21,973,000) that were assumed on the acquisition of Aljustrel mine in 2001.  The settlement agreement was executed on May 14, 2006 for a total of $4,426,000 (€3,450,000) and half the amount was paid at closing of this agreement.  The final payment is due on November 14, 2008.  This settlement resulted in a one-time gain of $8,541,000 (€6,658,000).

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and nine months ended September 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

5.

NET DERIVATIVE INSTRUMENTS LIABILITY

Net derivative instruments liability (assets) consists of:

	September 30	December 31
	2006	2005

Copper put options	$ (2)	$ (741)
Sold copper call options	4,130	-
Forward sales	30,120	17,095
Currency hedges	998	(328)
	35,246	16,026
Deferred put premium payable	11,701	18,113
Total	46,947	34,139
Less: current portion of deferred put premium payable	(11,701)	(7,357)
Long-term portion of net derivative instrument liabilities	$ 35,246	$ 26,782

During the nine months ended September 30, 2006, the Company:

a)

recognized a realized loss on derivative instruments of $66,129,000 (2005 - $20,001,000) on the settlement of copper forward sales and currency hedging contracts; and

b)

recognized mark-to-market loss of $10,854,000 (2005 – gain of $205,000) on outstanding derivative contracts as summarized in the following table:

*Between 2009 and 2011, silver forward sales are 117, 072 oz, 114,720 oz, and 52,740 oz respectively, all at $11.60/oz.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and nine months ended September 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

c)

entered into multiple forward foreign exchange contracts (“Min/Max Agreements”) with various counterparties having the following terms:

i.

to sell between US$5,000,000 and US$7,500,000 and buy Euro dollars at prices between US$1.2025 and US$1.3000 per €1.00, on a monthly basis from April to December 2007;

ii.

to sell US$1,000,000 and buy Euro dollars at prices between US$1.1800 and US$1.3000 per €1.00, on a monthly basis from April to December 2007;

iii.

to sell between US$2,000,000 and US$4,000,000 and buy Euro dollars at prices between US$1.2640 and US$1.2980 per €1.00, on a monthly basis from April to September 2007.

6.

SHARE CAPITAL

Authorized: Unlimited number of common shares without par value

Issued and outstanding:

a)

Common shares issued and outstanding are:

	Number of
(in thousands)	Shares	Amount
Balance, December 31, 2004	479,536	$ 128,386
Issued during the year:
Issued on exercise of stock options	4,492	1,169
Issued on exercise of share purchase warrants	53,576	20,277
Fair value of options exercised	-	951
Balance, December 31, 2005	537,604	$ 150,783
Issued during the nine months ended September 30, 2006
Issued on exercise of stock options	12,228	6,374
Issued on exercise of share purchase warrants	12,964	7,227
Fair value of options and warrants exercised	-	3,631
Balance, September 30, 2006	562,796	$ 168,015

b)

Stock Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to 50,000,000 common shares and the exercise price shall not be less than the closing price of the common shares on the TSX on the trading day immediately preceding the day the options are granted.  The stock options granted are vested over a two year period and have a maximum term of up to five years.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and nine months ended September 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

Stock option transactions, in thousands, during the nine months ended September 30, 2006 were as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
	Outstanding	(CDN)
	(in thousands)
Balance, December 31, 2005	20,325	$ 0.62
Granted	3,700	2.68
Exercised	(12,228)	0.59
Balance, September 30, 2006	11,797	$ 1.30

During the nine months ended September 30, 2006, the Company granted 3,700,000 incentive stock options to employees, officers and directors of the Company at a weighted average exercise price of CDN$2.68 per share and expiring between January 4, 2011 and July 5, 2011.

The Company recognized a stock-based compensation expense of $1,693,000 for the nine months ended September 30, 2006 (2005 - $1,102,000) relating to the new and previously granted options.  The fair value was determined using the Black-Scholes option-pricing model based on the following assumptions: expected life of the options between 1.5 and 2.5 years; risk free interest rates of 3% to 4%, expected stock price volatility of 34% to 53% and 0% dividend yield.

At September 30, 2006, the Company has the following options outstanding:

			Weighted
			Average
			Remaining	Number	Weighted
			Contractual	of	Average
	Year of	Number	Life	Options	Exercise
Range of exercise prices (CDN)	Expiry	Outstanding	(Years)	Exercisable	Price
		(in thousands)		(in thousands)
$0.10	2007	410	1.2	410	$ 0.10
$0.60 - $0.66	2009	1,360	2.9	1,360	$ 0.64
$0.65 - $0.95	2010	6,343	3.7	4,067	$ 0.71
$1.26 - $2.90	2011	3,683	4.6	1,883	$ 2.69
		11,797	3.8	7,720	$ 1.30

c)

Share Purchase Warrants

During the nine months ended September 30, 2006, the Company issued 12,964,000 common shares for proceeds of $7,227,000 (CDN$8,208,000) pursuant to the exercise of share purchase warrants.  There are no share purchase warrants outstanding as at September 30, 2006.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and nine months ended September 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

7.

ASSET RETIREMENT AND OTHER MINE CLOSURE OBLIGATIONS

Asset retirement and other mine closure obligations consist of:

	Neves Corvo	Aljustrel	Total
Asset Retirement Obligation
Balance, December 31, 2004	$ 48,244	$ 4,361	$ 52,605
Change in estimate	1,859	(547)	1,312
Accretion during the year	2,740	255	2,995
Impact of foreign exchange	(907)	-	(907)
Balance, December 31, 2005	51,936	4,069	56,005
Accretion during the period	1,982	153	2,135
Impact of foreign exchange	3,781	-	3,781
Balance, September 30, 2006	57,699	4,222	61,921

Other mine closure obligations
Balance, December 31, 2004	1,900	-	1,900
Provisions during the year	1,306	-	1,306
Impact of foreign exchange	(265)	-	(265)
Balance, December 31, 2005	2,941	-	2,941
Provisions during the period	1,016	-	1,016
Impact of foreign exchange	229	-	229
Balance, September 30, 2006	4,186	-	4,186

Total	$ 61,885	$ 4,222	$ 66,107

8.

INTEREST AND OTHER, NET

Interest and other income consist of:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Foreign exchange (gain) loss	$ (1,690)	$ 95	$ 4,795	$ (2,717)
Interest and accretion on long-term debt	1,351	1,659	2,992	6,080
Amortization of deferred financing costs	172	710	698	4,465
Interest and other (income)	(1,731)	11	(2,673)	(2,127)
	$ (1,898)	$ 2,475	$ 5,812	$ 5,701

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and nine months ended September 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

9.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2006, the Company incurred reimbursable costs of $334,000 on behalf of a significant shareholder of the Company in connection with a secondary public offering.  Additionally, the Company paid consulting fees of $38,000 to two of its directors.

10.

SEGMENTED INFORMATION

The Company operates in one industry segment, namely base metal mining in one geographic region, Portugal.

11.

ALJUSTREL FINANCING COMMITMENT

A US$35 million project finance facility has been arranged with a European bank as part of the funding of the Aljustrel mine redevelopment.  This facility is for five years and bears interest at US LIBOR plus 1.75% (pre-completion) and 2.25% (post-completion) per annum.  Loan repayments will begin two years following the execution of the financing agreement.  The loan facility requires the Company to hedge a portion of the Aljustrel production as follows:

i)

50% of the planned zinc production and 75% of the planned lead production for the period between July 2007 and December 2008; and

ii)

45% of planned silver production for the period between July 2007 and June 2011.

As at September 30, 2006, the Company has hedged the following:

i)

3,600 tonnes of zinc, representing 10% of the required hedging, at an average price of $1.23 per pound and 900 tonnes of lead, representing 5% of the required hedging, at an average price of $0.50 per pound; and

ii)

420,000 ounces of silver, representing 20% of the required hedging, at an average price of $11.60 per ounce.

12.

SUBSEQUENT EVENT

On August 21, 2006, Lundin Mining and EuroZinc announced that they had entered into a definitive agreement to merge the two companies to create a new global mining company.

On October 19, 2006, Lundin Mining and EuroZinc announced that the Special Meeting of Shareholders of the two companies had approved the merger.  The transaction was executed through a plan of arrangement and the transaction closed on October 31, 2006.  Under the plan of arrangement, each EuroZinc common share is automatically exchanged into Lundin Mining common share at a ratio of 0.0952 Lundin Mining common share for one EuroZinc common share plus a cash component of $0.01 for each 100 EuroZinc common shares.  Lundin Mining shareholders continued to hold their existing common shares.  As of the date of closing approximately 56,611,516 new Lundin Mining shares were issued to the EuroZinc shareholders, which will own approximately 56.7% of the combined company.

The combined company is called Lundin Mining Corporation and will be one of the North American and Eurpean markets’ premier, diversified copper and zinc producers.  The combined company is listed on the Toronto (TSX), Stockholm (OMX) and the American Stock (AMEX) stock exchanges.